[letterhead of Parr Waddoups Brown Gee & Loveless]



                                            November 28, 2005


SENT VIA FEDERAL EXPRESS AND FILED VIA EDGAR AS CORRESPONDENCE

Barbara C. Jacobs, Assistant Director
Daniel Lee
Anne Nguyen, Special Counsel
Securities and Exchange Commission
Room 4561
Washington, D.C.  20549

Re:      Arkona, Inc.
         Preliminary Proxy Statement on Schedule 14A filed November 15, 2005 File No. 000-24372

Dear Ms. Jacobs, Mr. Lee and Ms. Nguyen:

     As outside U.S. securities counsel for Arkona, Inc. ("Arkona" or the "Company"), we are writing in response to your letter to the Company dated November 22, 2005 (your "Letter"). With the Federal Express copy of this letter, we have also enclosed a copy of the Amendment No. 1 to Proxy Statement filed via EDGAR on November 28, 2005 (the "Revised Proxy Statement"), together with a redline document comparing the Revised Proxy Statement with the original filing. References to page numbers in this letter refer to the clean Revised Proxy Statement, and capitalized terms used but not defined herein have the meaning set forth in the Revised Proxy Statement.

          Each of our responses is based solely on information we have been provided by Arkona, and all representations and commitments are those of Arkona. For clarity, each of our responses is preceded by a bolded restatement of your request.


1. We note certain portions of your preliminary proxy statement have yet to be completed such as your audit committee report discussion and Appendix C. Please ensure that your revised preliminary proxy statement includes all information you plan to set forth in your definitive proxy statement.

Response: The Revised Proxy Statement includes all information the Company plans to include in its definitive proxy statement.

2. We note that the proposed resolution for which you are seeking stockholder approval and set forth in Appendix A includes the approval

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Securities Exchange Commission
November 28, 2005
Page 2

         of a charter amendment to implement the proposed consolidation or reverse stock split. Please advise us whether and how you have complied with the requirements of Section 242(b) of the General Corporation Law of Delaware with respect to your proposal and prospective amendment to your charter. In amending your charter, Section 242(b) requires the board of directors to "adopt a resolution setting forth the amendment proposed, declaring its advisability" and directing the amendment for stockholder consideration. Your disclosure does not indicate whether the board of directors adopted the amendment for which you are seeking stockholder approval. Please revise your disclosure as appropriate and also discuss the fact that stockholder approval for a proposed amendment to your charter is being sought.

Response:  In  response  to your  comment,  we note that by means of a unanimous written consent dated November 8, 2005, the Board of Directors adopted the Consolidation Resolution With Certificate Amendment, declared its advisability to stockholder and directed that it be submitted to the stockholders for consideration at the next meeting of stockholders. In response to your comment, in the initial paragraph of the Proposal No. 3 on page 16 of the Revised Proxy Statement, the Company has included a statement that the "Board of Directors has adopted and declared advisable a resolution, including an amendment to the
Certificate  Incorporation of the Company contained therein...." In addition, in response to your comment, the Company has revised the descriptions throughout Proposal No. 3 to make it clear that the "Consolidation Resolution" includes the amendment to the Certificate of Incorporation necessary that is necessary to implement the Consolidation (which amendment is contained in the resolution itself). The Company also changed the defined term it used to reference the resolution from "Consolidation Resolution" to "Consolidation Resolution With Certificate Amendment" to make it clear that stockholder approval for the certificate amendment is being sought.

3. We note your disclosure that the purpose of the proposed consolidation is to, amount other things, improve the trading volume and price of the common stock. Please disclose the trading volume and price of your common stock as of a recent date.

Response: In response to your comment, in the first full paragraph on page 17, the Company has disclosed information regarding the price and trading volume of its Common Stock.

4. We note your discussion on page 20 regarding the increased voting power of the Series B preferred stock as a result of the consolidation. Please confirm that the voting rights of the Series B preferred stock are on a per-share of capital stock as opposed to an as-converted basis. If so, please revise your disclosure to include an illustrative chart reflecting the relative changes in voting power of the common stock and the Series B preferred stock through the range of your proposed consolidation.

Response: We hereby confirm that the voting rights of the Series B Preferred Stock are on a per-share basis and not on an as-converted basis. In response to

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Securities Exchange Commission
November 28, 2005
Page 3

your request, the Company has added to the Revised Proxy Statement a chart, on page 19, reflecting the changes in relative voting power of the Common Stock and Series B Preferred stock through the range of the proposed Consolidation.

5. You state that "there are no current plans, proposals or understandings" for the increase in authorized shares available for issuance as a result of your consolidation. Your discussion under your proposal for a charter amendment to increase your authorized capital, however, does discuss reasons and plans for an increase in authorized capital. Please reconcile. In addition, here or in your proposal to increase your authorized capital, please discuss the reason(s) for your proposal to increase your authorized capital in light of the fact the consolidation, if approved, would result in an effective increase in authorized shares available for issuance.

          Response: In light of your comment, and based upon its determination that the statement is superfluous, the Company has deleted the "there are no current plans..." phrase that you note in your comment. Nevertheless, the statement is accurate and, in the view of the Company, is not inconsistent with the disclosure associated with the Certificate Amendment Increasing Common Stock. The Company believes there is a significant difference between "plans, proposals or understandings," each of which imply that a specific transaction has been approved and is being pursued, and the possibilities that the Company is "exploring" and for which it could need additional shares. In order to clarify the early stage of exploration regarding the potential types of transactions the Company referred to with respect to the Certificate Amendment Increasing Common Stock, the Company has added in the second paragraph on page 22 a statement that: "Although the Company is exploring various transactions requiring the issuance of additional equity securities of the types described above, it has not entered into any agreements or letters of intent with respect to, or taken other definitive steps toward, any of the foregoing."

6. We note that you have provided an illustrative example of the effect of the proposed consolidation at the one-for-six ratio. Please provide a table illustrating the effect on the number of shares of authorized capital available for issuance as a result of your consolidation over the range of consolidation ratios you are seeking approval for. Please also have the table reflect the effect of the consolidation on the shares outstanding as well as underlying your other securities.

Response: In response to your comment, the Company has added the requested table on page 20 of the Revised Proxy Statement.

7. Please clarify your discussion regarding the effect of your proposed charter amendment to increase your authorized capital. For example, it is unclear what the 31,486,238 shares relate to after noting that such number gives effect to the consolidation. In your prior disclosure regarding the effect on your available authorized capital as a result

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Securities Exchange Commission
November 28, 2005
Page 4

         of the consolidation, you had indicated in that instance that available capital would increase to 42,747,707 shares.

Response: In response to your comment, the Company has attempted to clarify the disclosure regarding the Certificate Amendment Increasing Common Stock on page 22, in part by adding a table on page 23 illustrating the effect of the increase in authorized Common Stock with, and without, the Consolidation over the range of all possible ratios.

8. Please provide a table illustrating the effect on the number of shares of authorized capital available for issuance as a result of the proposed charter amendment alone and giving effect to the proposed consolidation over the range of consolidation ratios you are seeking for approval.

Response: As noted above, the requested table has been added on page 23 of the Revised Proxy Statement.

9. In light of the increase in available capital as a result of your proposed consolidation and charter amendment to increase authorized capital, please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in available capital. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

Response: In response to your comment, the Company added a discussion of the potential anti-takeover effects of the proposed Consolidation on page 20 and an almost identical discussion of the potential anti-takeover effects of the proposed Certificate Amendment Increasing Common Stock on page 23 of the Revised Proxy Statement. The Company also included descriptions of existing anti-takeover arrangements. The Company indicated that management could use the issuance of additional shares in order to frustrate a third-party transaction involving a premium and indicated that there are no plans or proposals to adopt additional measures with anti-takeover effects.

                                * * * * * * * * *

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Securities Exchange Commission
November 28, 2005
Page 5


         If you have any questions regarding the foregoing, feel free to call me at the number set forth below or Lee Boardman, Chief Financial Officer of Arkona at (801) 501-7110.


                           Sincerely,

                           /s/ Bryan Allen
                           ---------------
                           Bryan T. Allen


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Securities Exchange Commission
November 28, 2005
Page 6


                         Confirmation of Responsibility

         As a supplement to this response letter dated November 28, 2005, the undersigned, on behalf of Arkona, Inc., hereby confirms and acknowledges as follows:

o The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                  Arkona, Inc.

                                  /s/ Leland H. Boardman
                                  --------------------------------------------
                                  Leland H. Boardman, Chief Financial Officer